UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

March 7, 2008
Date of Report (Date of earliest event reported)

TIB FINANCIAL CORP.
(Exact name of registrant as specified in its charter)

Florida	0000-21329	65-0655973
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification number)

599 9th Street North, Suite 101 Naples, Florida		34102-5624
(Address of principal executive offices)		(Zip Code)

(239) 263-3344
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-k filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 3.02 UNREGISTERED SALES OF INVESTMENT SECURITIES.

On March 7, 2008, the Company consummated a transaction whereby two of Southwest Florida's prominent families, their representatives and their related business interests purchased 1.2 million shares of the Company's common stock and warrants to purchase an additional 1.2 million shares of common stock at an exercise price of $8.40 per share at any time prior to March 7, 2011. Gross proceeds from the investment are $10.1 million. Aggregate ownership of the Company by each family group is limited to 9.9% of outstanding shares. The shares were issued pursuant to an exemption under Section 4(2) of the Securities Act of 1933 for the sale of shares in a private placement transaction. A copy of the Company's March 11, 2008 news release, announcing the transaction, is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by reference. In connection with this transaction, two representatives will be appointed to the Company's Board of Directors. The form of the agreements entered into in connection with the transaction are attached to this Form 8-K as Exhibits 99.2 through 99.5 and are incorporated herein by reference.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

(d) Exhibits

99.1 Press release dated March 11, 2008
99.2 Stock purchase agreement
99.3 Registration rights agreement
99.4 Relationship agreement
99.5 Common stock warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIB FINANCIAL CORP.

Date: March 11, 2008   By: /s/ Stephen J. Gilhooly
                                                              Stephen J. Gilhooly
                                                              EVP, Chief Financial Officer and Treasurer

Exhibit 99.1



FOR IMMEDIATE RELEASE

For TIB information, contact: Edward V. Lett 239.263.3344 or
                                                 Stephen J. Gilhooly 239.659.5876

For Barron Collier or Lutgert information, contact: Dolly Roberts 239.261.6800

TIB Financial Corp. Announces Closing of $10.1 Million
Strategic Investment by Leading Southwest Floridians

Naples, FL., March 11, 2008 -- TIB Financial Corp (NASDAQ: TIBB) has completed a major strategic initiative under which two of Southwest Florida's prominent families and their related business enterprises will become shareholders and two representatives will join the Board of Directors of TIB. The investors, who are members and representatives of the Barron Gift Collier family, the Lutgert family, and their related business interests have purchased 1.2 million shares of common stock and warrants to purchase an additional 1.2 million shares of common stock. Gross proceeds from the investment are $10.1 million. Aggregate ownership of TIB by each family group is limited to 9.9% of outstanding shares.

"We are pleased the Collier and Lutgert families and their associates have invested in TIB Financial Corp. This strategic alliance reflects their confidence in not only the growth opportunities of Southwest Florida, but more importantly in the continuance of the growth strategy being executed by TIB," stated Edward V. Lett, CEO and President of TIB Financial Corp.

TIB's growth strategy has involved several bold moves into new markets and into the offering of new services. TIB acquired The Bank of Venice in early 2007 and just recently completed the acquisition of local investment management firm, Naples Capital Advisors. To complement the Naples Capital Advisors acquisition, TIB Trust Company has been formed, an application for trust powers has been filed with the State regulators, and a private banking initiative has been developed and implemented in the past 90 days.

To support the bank's growing lending efforts, several local and experienced commercial and residential lenders have been added to the Southwest Florida market. Additionally, a new branch office located near Southwest Florida International Airport and Florida Gulf Coast University in Fort Myers is slated to open later in 2008. "We are excited about how TIB is positioned to take full advantage of the opportunities that will develop in each of our markets going forward," said Lett.

Paul J. Marinelli, president and chief executive officer of the Barron Collier Companies, noted they have been seeking the right opportunity to invest in a local bank for some time. "Like the Lutgerts, we strongly believe in the growth potential of Southwest Florida," he comments, "and we strongly believe in the growth potential of TIB."

Howard B. Gutman, president of The Lutgert Companies, concurs. "We see our interests aligned both with the Colliers and with TIB," he says. "This is a strategic partnership that will work well for all of us, and we look forward to helping to take TIB to the next level."

Barron Gift Collier purchased 1.3 million acres of land in Florida in the early 1900's, including what would become Collier and Hendry counties, and vowed to make it a place where people come to enjoy life. To that end, he created the area's business, governmental and physical infrastructure, including connecting the Tamiami Trail (U.S. 41) from Fort Myers to Dade County.

Third and fourth generation descendants of Barron Gift Collier – children and grandchildren of his son Barron -- today are the owners of the Barron Collier Companies, a diversified Naples-based enterprise dedicated to the responsible development, management and stewardship of numerous land holdings nationwide, as well as agricultural operations, primarily citrus groves and vegetable farming; commercial, retail and residential real estate development; and oil exploration and mineral management. Included in its achievements are the Town of Ave Maria, Grey Oaks, and the Granada Shoppes among many others. In addition to individual family members, Paul Marinelli and other members of the company's senior management are among the TIB investors. Mr. Marinelli also will join the Board of Directors of TIB Financial Corp.

Members and representatives of the Lutgert family are equal participants in this investment. Scott F. Lutgert is Chairman and CEO of the Lutgert Companies, a group of affiliated private companies founded by Raymond L. Lutgert in 1964 that is involved in residential and commercial real estate development, residential and commercial real estate brokerage services, developer consultation services, personal and commercial insurance services and title services.   Its significant projects include 17 beachfront condominium towers in Park Shore, and the Village on Venetian Bay in Naples and Linville Ridge in North Carolina. Jointly, the Barron Collier and Lutgert companies have created Estuary at Grey Oaks and Mercato in north Naples. Both family members and members of the company's senior management are investors; Mr. Gutman also will join the Board of Directors of TIB Financial Corp.

According to Michael Carrigan, president and chief executive officer of TIB Bank, “The added capital and business expertise joining our TIB Financial Board will strengthen our company and further support our growth and expansion. We are pleased to have the commitment of Paul Marinelli and Howard Gutman as new members of the board to contribute to our direction during the current challenging economic conditions and to help position the company for future success.”

Paul J. Marinelli joined Barron Collier in 1986 and served as Treasurer, Chief Financial Officer and Chief Operating Officer before assuming his current role as president and chief executive officer in 1997. He serves on the company’s Board of Directors, as well as those of numerous business entities including Ave Maria Development, LLLP, Nobles Collier, Inc., Pacific Collier Fresh Co., Opus Collier, LLC, La Playa, LLC, and Panther Island Mitigation Bank.

In addition, Mr. Marinelli is active in his community. He is a graduate of Leadership Collier and is co-chairman of the Regional Business Alliance of Southwest Florida, Inc. Among other leadership roles, he serves or has served as member and chairman of the Florida Land Council, trustee of NCH Healthcare System, and trustee of Florida TaxWatch. He is also a member of the Florida Chamber of Commerce Statewide Board of Directors, the College of Business Advisory Council of Florida Gulf Coast University, and the Board of Directors of Audubon of Florida, as well as several other not-for-profit and civic organizations.

Howard B. Gutman is President of The Lutgert Companies, where he has served in various roles for 32 years. The Lutgert Companies include Premier Properties, Lutgert Insurance, Lutgert Title, and development of both residential and commercial real estate projects.

A founding member of The Education Foundation of Collier County, Mr. Gutman serves on the local advisory board of the University of Florida Foundation as well as the advisory board for the Bergstrom Center for Real Estate Studies at the University of Florida. He is a member of the International Council of Shopping Centers, a former Collier County advisory board member of Northern Trust Bank and a current board member of the Collier County Winged Foot Athletic Scholarship Foundation. He is co-founder of the Gulfshore Shootout Basketball Tournament and Scholarship Fund and has been involved with many youth-related programs associated with the YMCA, Optimist Club and Greater Naples Little League.

Under the terms of the Stock Purchase Agreement, Registration Rights Agreement, Relationship Agreement and Common Stock Warrant dated March 7, 2008, each of the two family groups purchased 600,000 shares of common stock of TIB Financial Corp. and has rights to the registration of these shares under certain conditions as set out in the Registration Rights Agreement. Each investor received a warrant to purchase a like number of shares of common stock. In the aggregate, the investors received warrants to purchase 1.2 million shares of common stock. These warrants are exercisable in whole or in part at any time on or before March 7, 2011. The warrants are transferable under limited circumstances as provided in the Common Stock Warrant.

About TIB Financial Corp.

Headquartered in Naples, Florida, TIB Financial Corp. is a growth-oriented financial services company with approximately $1.4 billion in total assets and 20 full-service banking offices throughout the Florida Keys, Homestead, Naples, Bonita Springs, Fort Myers, Venice and Sebring. On January 2, 2008, the company completed the acquisition of Naples Capital Advisors, Inc., a registered investment advisor with approximately $80 million of assets under advisement.

TIB Financial Corp., through its wholly owned subsidiaries, TIB Bank, The Bank of Venice and Naples Capital Advisors, Inc., serves the personal and commercial banking and investment management needs of local residents and businesses in its market areas. The Company’s experienced professionals are local community leaders, who focus on a relationship-based approach built around anticipating specific customer needs, providing sound advice and making timely decisions. To learn more about TIB Bank, The Bank of Venice and Naples Capital Advisors, Inc., visit www.tibbank.com, www.bankofvenice.com and www.naplescapitaladvisors.com, respectively.

Copies of recent news releases, SEC filings, price quotes, stock charts and other valuable information may be found on TIB’s investor relations site at www.tibfinancialcorp.com. For more information, contact Edward V. Lett, Chief Executive Officer and President at (239) 263-3344, or Stephen J. Gilhooly, Executive Vice President and Chief Financial Officer, at (239) 659-5876.

# # # # #

Except for historical information contained herein, the statements made in this press release constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995, which invoke significant risks and uncertainties. Certain factors, including those outside the company's control, may cause actual results to differ materially from those discussed in the forward-looking statements.

Exhibit 99.2

STOCK PURCHASE AGREEMENT

by and among

**TIB FINANCIAL CORP.
("TIB"),**

and

the Purchasers set forth herein

March 7, 2008

TABLE OF CONTENTS

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT ("Agreement") is made and entered into as of the 7th day of March, 2008, by and among TIB Financial Corp., a Florida corporation ("TIB") and those individuals and entities who are parties to this Agreement by signing the signature page to this Agreement (individually, a "Purchaser," and collectively, "Purchasers").

IN CONSIDERATION of the mutual promises contained herein, the parties hereto hereby agree as follows:

ARTICLE ONE
SHARE PURCHASE TRANSACTIONS

1.1   Purchase of Shares from TIB. Subject to the terms and conditions of this Agreement, at the Effective Time described in Section 1.3, the Purchasers shall purchase from TIB, and TIB shall sell and convey to Purchasers, 1,200,000 shares of common stock, par value $.10 per share ("TIB Stock"), of TIB (collectively, the "Shares") at the purchase price of $8.40 per share or $10,080,000 in the aggregate (the "Share Purchase"). The number of Shares purchased by each of the Purchasers, and the amount of the purchase price paid by each for the Shares, is set forth on Exhibit A to this Agreement. The aggregate amount to be paid by the Purchasers to TIB is referred to as the "Cash Purchase Price."

1.2   Closing. The Share Purchase shall be closed and consummated at a closing meeting ("Closing") to be held at the offices of TIB, or at such other location as may be mutually agreed upon by TIB and Purchasers, at 10:00 a.m., local time, on the day on which the Effective Time occurs. At the Closing: (a) TIB shall deliver certificates evidencing the Shares to Purchasers; (b) the Purchasers shall pay to TIB, by wire transfer in immediately available United States funds, the full amount of the Cash Purchase Price; (c) TIB shall deliver to each Purchaser a Common Stock Warrant in the form of that attached as Exhibit A and exercisable for one share of Common Stock for each share of Common Stock purchased at the Closing, subject to adjustment as set forth in such Warrant; (d) the parties shall enter into a Registration Rights Agreement in the form of that attached as Exhibit B; (e) the parties shall enter into a Relationship Agreement in the form of that attached as Exhibit C; and (f) the parties shall execute and deliver such other documents and certificates as may be required by this Agreement or otherwise be reasonably necessary to consummate the Share Purchase.

1.3   Effective Time. Unless otherwise agreed upon by TIB and Purchasers, the Share Purchase shall become effective at 4:00 p.m. on March 7, 2008.

1.4   TIB Directors. From and after the earlier of (a) April 29, 2008, or (b) 15 days after the Closing, Howard Gutman and Paul Marinelli, Sr. shall be added to the Board of Directors of TIB. Each of Messrs. Gutman and Marinelli will be up for reelection to the Board of Directors of TIB at the annual meeting of TIB shareholders to be held on April 29, 2008. Mr. Gutman shall be up for reelection to the class of directors whose term is expiring at the annual meeting of shareholders in 2009, and Mr. Marinelli shall be up for reelection to the class of directors whose term is expiring at the annual meeting of shareholders in 2010. Such individuals shall serve until their successors shall be duly elected and qualified. Each of Messrs. Gutman and Marinelli shall be entitled to receive all benefits and equity grants provided by TIB to its other outside directors during the periods during which they are serving as directors of TIB.

ARTICLE TWO
REPRESENTATIONS AND WARRANTIES OF TIB

TIB hereby represents and warrants to Purchasers as follows:

2.1   Organization, Standing, and Power.

(a)   TIB is a corporation duly organized, validly existing, and in good standing under the laws of the State of Florida and has corporate power and authority to carry on its business as now conducted and to own, lease, and operate its assets. TIB is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended. TIB owns all of the outstanding shares of TIB Bank and The Bank of Venice (individually, a "Bank" and, collectively, the "Banks").

(b)   Each Bank is a state banking corporation duly organized, validly existing, and in good standing under the laws of the State of Florida and has corporate power and authority to carry on its business as now conducted and to own, lease, and operate its assets. Each Bank is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed would not have, individually or in the aggregate, a Material Adverse Effect on such Bank.

2.2   Authority; No Breach by Agreement.

(a)   TIB has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement, the Relationship Agreement, the Registration Rights Agreement, and each of the Common Stock Warrants issued of even date by TIB to the Purchasers (collectively with the Agreement, the "Transaction Agreements") and to consummate the transactions contemplated by the Transaction Agreements. The execution, delivery, and performance of the Transaction Agreements and the consummation of the transactions contemplated thereby have been or will be duly and validly authorized by all necessary corporate action in respect thereof on the part of TIB. Each of the Transaction Agreements represents a legal, valid, and binding obligation of TIB, enforceable against it in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b)   Neither the execution and delivery of the Transaction Agreements by TIB, nor the consummation by TIB of the transactions contemplated thereby, nor compliance by TIB with any of the provisions thereof, will (i) conflict with or result in a breach of any provision of TIB's Restated Articles of Incorporation or Bylaws, or (ii) constitute or result in a default under, or require any consent pursuant to, or result in the creation of any lien on any of the Shares or any asset of TIB or the Banks under, any contract or agreement of any of such party which, in any such case, would result in a Material Adverse Effect, or (iii) violate any law or order applicable to any of such parties or any of their respective assets.

(c)   Other consents, filings, or notifications which, if not obtained or made, would not have, individually or in the aggregate, a Material Adverse Effect on TIB, no notice to, filing with, or consent of, any public body or authority is necessary for the consummation by TIB of the Share Purchase and the other transactions contemplated in the Transaction Agreements.

2.3   Capital Stock.

(a)   As of February 29, 2008, the authorized capital stock of TIB consisted of (i) 40,000,000 shares of TIB Stock, 12,787,649 shares of which are issued and outstanding as of the date of this Agreement and will be issued and outstanding at the Effective Time, (and includes 85,163 resticted shares not yet vested) and (ii) 5,000,000 shares of preferred stock, none of which are issued or outstanding. All of the issued and outstanding shares of TIB Stock are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of TIB Stock has been issued in violation of (i) any preemptive rights of the current or past shareholders of TIB, or (ii) to the knowledge of TIB, any applicable laws, including, without limitation, any relevant federal and state securities laws.

(b)   As of February 29, 2008, there were 654,939 outstanding options for shares of TIB Stock (which includes 338,645 options not yet vested), and no other warrants, scrip, rights to subscribe to, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of TIB or contracts, commitments, understandings, or arrangements by which TIB is or may be bound to issue additional shares of its capital stock or options, warrants, or rights to purchase or acquire any additional shares of its capital stock, including, without limitation, any preemptive rights applicable to the issuance of the Shares, the Warrants or any shares of TIB stock issuable upon exercise of the Warrants.

2.4   Financial Statements. The TIB Financial Statements (as of the dates thereof and for the periods covered thereby) (a) were in accordance with the books and records of TIB, which are complete and correct and which have been maintained in accordance with good business practices and all applicable laws and regulations, and (b) present fairly, in all material respects, the consolidated financial position of TIB as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows of TIB for the periods indicated, in accordance with GAAP.

2.5   Absence of Undisclosed Liabilities. As of the respective dates of TIB Financial Statements, TIB and its subsidiaries did not have any fixed or contingent liabilities other than liabilities which were accrued or reserved against in the balance sheet of TIB included in such TIB Financial Statements or reflected in the notes thereto.

2.6   Legal Proceedings. There is no litigation, proceedings, arbitration, investigations, inquiries, judgments, claims or decrees instituted, asserted, or pending, or, to the knowledge of TIB, threatened against TIB or either of the subsidiary Banks, or against any asset, interest, or right of TIB or either of the subsidiary Banks, nor are there any orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against Bank, which, as to the foregoing, either individually or in the aggregate, would have a Material Adverse Effect.

2.7   Reports. Since January 1, 2006, TIB and its subsidiaries have filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with the SEC. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable laws and regulations. As of its respective date, each such report and document, as subsequently amended prior to the date of this Agreement, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

2.8   Absence of Material Adverse Effects. Except as otherwise disclosed to the Purchasers and except as disclosed in the Company's Form 8-K filed with the SEC on February 15, 2008, since December 31, 2007, there has not occurred any event that has had, or is reasonably likely to have, a Material Adverse Effect.

2.9   Valid Issuance of Shares. When issued in accordance with the terms of this Agreement or the Warrant, as the case may be, the Shares, the Warrants and the TIB stock issuable upon exercise of the Warrants shall be validly issued, fully paid and nonassessable.

ARTICLE THREE
REPRESENTATIONS AND WARRANTIES OF PURCHASERS

The representations and warranties made by each of the Purchasers in this Article shall be deemed to be made by such Purchasers severally and not jointly.

3.1   Status. Each of Purchasers is an individual and a citizen of the United States. Each of Purchasers is an "accredited investor" as such term is defined in Rule 501 of Regulation D promulgated under the 1933 Act.

3.2   Authority.

(a)   Each of Purchasers has the power and authority necessary to perform his obligations under this Agreement. This Agreement represents a legal, valid, and binding obligation of each of Purchasers, enforceable against each such person in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b)   Neither the execution or delivery of this Agreement by Purchasers, nor the consummation by Purchasers of the Share Purchase and the other transactions contemplated hereby, nor compliance by Purchasers with any of the provisions of this Agreement, will (i) constitute or result in a default under, or require any consent pursuant to, or result in the creation of any lien on any asset of either of Purchasers under, any contract or agreement of either of Purchasers, or (ii) subject to receipt of the requisite approvals referred to in Section 5.1 (a) of this Agreement, violate any law or order applicable to either of Purchasers or any of their respective assets.

(c)   Other than consents required from Regulatory Authorities, no notice to, filing with, or consent of, any public body or authority is necessary for the consummation by Purchasers of the Share Purchase or the other transactions contemplated by this Agreement.

3.3   Access to Information. The Purchasers have received or had access to all information they deemed necessary or appropriate to evaluate the merits and risks of an investment in the Shares. The Purchasers acknowledge that the Company has made available to them the opportunity to obtain additional information to verify the accuracy of the information provided to them and to evaluate the merits and risks of an investment in the Shares. The Purchasers further acknowledge that they have had the opportunity to ask questions of and receive answers from the Company, or a person or persons acting on behalf of the Company, concerning the Company and such other information desired by the Purchasers, and the information has been so provided to them.

3.4   Financial Capacity. The Purchasers have, and will have at the Effective Time, sufficient financial resources to permit Purchasers to consummate the Share Purchase and comply with their other obligations pursuant to this Agreement. Purchasers shall furnish to TIB, upon written request, reasonable information confirming the availability of such resources. Such information shall be subject to the provisions of Section 4.4 of this Agreement.

3.5   Sophistication. Each of the Purchasers is aware that an investment in TIB is speculative and subject to substantial risks. Each Purchaser is capable of bearing the high degree of economic risks and burdens of an investment in the Shares including, but not limited to, the possibility of a complete loss and the limited public market and the restrictions on transferability of the Shares, which may make the liquidation of an investment in the Shares impossible for an indefinite period.

3.6   Absence of Certain Matters. During the last five years, none of the Purchasers has been convicted in any criminal proceeding (excluding traffic violations and other minor misdemeanors) or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities or banking laws or finding any violation with respect to any such laws.

3.7   Purchase for Investment. The Shares to be purchased by Purchasers in the Share Purchase are being acquired by Purchasers for their own account and not with a view to any distribution or resale thereof.

3.8   Right of Rescission. Each of the Purchasers understands that pursuant to the provisions of the Florida Securities and Investor Protection Act each Purchaser has the right to rescind such Purchaser's purchase of the Shares within three days after such Purchaser first tendered to TIB payment for the Shares.


ARTICLE FOUR
GENERAL COVENANTS


4.1   Expenses. Each party to this Agreement shall bear its own expenses (including, but not limited to, the fees and expenses of its attorneys, accountants, and financial advisors) in connection with this Agreement and the transactions contemplated hereby.

4.2   Brokerage Fees. Each party to this Agreement shall bear any and all expenses and costs of any broker, finder, investment banker, financial advisor, or similar person or firm that has been engaged by or on behalf of such party.

4.3   Press Releases. TIB, Bank, and Purchasers shall consult with one another concerning the form and substance of any press release or other public disclosure of the matters covered by this Agreement, and shall provide to the other a copy thereof, prior to the release of such material; provided, however, that this obligation shall not be deemed to prohibit any party from making any disclosure which it deems necessary in order to fulfill such party's disclosure obligations imposed by law and where Howard Gutman and Paul Marinelli, Sr., or their representatives (on behalf of the Purchasers) and the President and Chief Executive Officer of TIB (on behalf of TIB) have had a reasonable opportunity to review and comment on such disclosure prior to it release.

4.4   Confidentiality. TIB and Purchasers shall each maintain the confidentiality of all confidential information furnished to it or them by any other party hereto concerning the business, financial, and legal condition of the party furnishing such information, and shall not use any such information except in furtherance of the Share Purchase and the other transactions contemplated by this Agreement. If this Agreement is terminated before the Share Purchase is consummated, each party hereto shall promptly return all documents and copies of, and shall promptly destroy any workpapers containing, any confidential information received from any other party hereto; *provided, however,* that each party may retain one copy of confidential information received solely for use in connection with any legal proceeding arising out of this Agreement. The provisions of this Section 4.4 shall not be deemed to supersede or otherwise affect the provisions of any other confidentiality agreement by or among any of the parties to this Agreement. Confidential information does not include information which (i) becomes generally available to the public other than as a result of an unauthorized disclosure by a party to this Agreement, (ii) was available to a party to this Agreement on a nonconfidential basis prior to the date of this Agreement, or (iii) becomes available to a party to this Agreement on a nonconfidential basis from a source other than a person or entity bound by a confidentiality agreement precluding such disclosure, or otherwise prohibited from transmitting the information by a contractual, legal, or fiduciary obligation. The provisions of this Section 4.4 shall survive the Closing, but only with respect to information about TIB provided to Purchasers and information about Purchasers provided to TIB.

4.5   Certain Investment Considerations.

(a)   Purchasers acknowledge that the Shares proposed to be sold to Purchasers hereunder have not been registered with the SEC or with the securities regulatory authority of any state, and that TIB has no obligation to file a registration statement or otherwise to register or qualify any offer for sale or transfer of such Shares, other than as set forth in the Registration Rights Agreement. Purchasers further acknowledge that neither the SEC nor any such state regulatory authority has passed upon the accuracy or adequacy of the information provided to Purchasers by TIB in connection with the Share Purchase, nor has the SEC or any state regulatory authority made any recommendation or endorsement regarding the merits of any investment in the Shares.

(b)   Purchasers understand and acknowledge that the certificates representing the Shares sold to Purchasers in the Share Purchase will be subject to restrictions on transfer and will bear a legend to the following effect unless otherwise agreed by Bank and the holder thereof:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR UNDER THE SECURITIES LAWS OF FLORIDA OR ANY OTHER STATE. THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED OF, OR OFFERED FOR SALE OR OTHER DISPOSITION, IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 AND UNDER THE SECURITIES LAWS OF FLORIDA AND ANY OTHER APPLICABLE STATE OR THE AVAILABILITY OF AN EXEMPTION THEREFROM.

ARTICLE FIVE
MISCELLANEOUS

Certain Definitions. Except as otherwise provided herein, the capitalized terms set forth below (in their singular and plural forms as applicable) shall have the following meanings:

"Effective Time" shall mean the date and time at which the Share Purchase becomes effective as defined in Section 1.3 of this Agreement.

"Federal Reserve" shall mean the Board of Governors of the Federal Reserve System.

"GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

"Material" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

"Material Adverse Effect" on TIB shall mean an event, change or occurrence that has a material adverse impact on (i) the financial position, results of operations or business of TIB and its subsidiaries, taken as a whole, or (ii) the ability of TIB to perform its obligations under the Transaction Agreements; *provided that* "Material Adverse Effect" shall not be deemed to include the impact of (x) changes in banking and similar laws of general applicability or interpretations thereof by courts of governmental authorities, (y) changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks and their holding companies, and (z) the Closing or the announcement of the signing of the Transaction Agreements on the operating performance of TIB and its subsidiaries.

"1933 Act" shall mean the Securities Act of 1933, as amended.

"Regulatory Authorities" shall mean, collectively, the United States Department of Justice, the Federal Reserve, the FDIC, and the Florida Department of Banking and Finance.

"SEC" shall mean the Securities and Exchange Commission.

"Subsidiaries" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

"TIB Companies" shall mean, collectively, TIB and all of its Subsidiaries, including the Banks.

"TIB Financial Statements" shall mean the consolidated balance sheets (including related notes and schedules, if any) of TIB and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any), which were included in the Form 8-K filed by TIB with the SEC on February 15, 2008; the Form 10-Qs filed by TIB with the SEC for the calendar quarters ending March 31, 2007, June 30, 2007, and September 30, 2007; and the Form 10-K filed by TIB with the SEC for the year ending December 31, 2006.

"TIB Stock" shall mean the $.10 par value common stock of TIB.

5.1   Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement among the parties with respect to the transactions contemplated hereby and supersedes all prior arrangements or understandings with respect thereto, written or oral (except for any confidentiality agreement referred to in Section 4.4 of this Agreement). Nothing in this Agreement, expressed or implied, is intended to, or shall, confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

5.2   Survival of Representations and Warranties. The representations and warranties contained in Article Two of this Agreement shall survive for a period of one year following the Effective Time and shall thereafter terminate and be extinguished. The representations and warranties contained in Article Three of this Agreement shall survive for a period of one year following the Effective Time and shall thereafter terminate and be extinguished. The provisions of this Section 5.2 shall survive the Closing and the Effective Time.

5.3   Amendments. To the extent permitted by law, this Agreement may be amended by a subsequent writing signed by each of the parties.

5.4   Assignment. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any party hereto (whether by operation of law or otherwise) without the prior written consent of the other party hereto. Subject to the immediately preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors and assigns.

5.5   Notices. All notices and other communications which are required or permitted to be delivered hereunder to a party to this Agreement shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified return receipt mail, postage pre-paid, or by courier or overnight carrier, to such party at its address set forth below (or at such other address as may be provided by such party pursuant to like notice to the other parties hereunder), and shall be deemed to have been delivered as of the date so received:

TIB:	TIB Financial Corp.
	599 9th Street North, Suite 101
	Naples, Florida 34102-5624
	Facsimile Number: (239) 263-4543
	Attn: Edward V. Lett, President and Chief Executive Officer
Purchasers:	to such addresses as are on the stock record books of TIB, or such other address as the Purchasers provide through written notice to TIB

9

5.6   <u>Governing Law; Venue; Prevailing Party</u>. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without regard to any applicable conflicts of laws, except to the extent that the federal laws of the United States may apply to the Share Purchase. The sole and exclusive venue for any action arising out of this Agreement shall be a state or federal court situated in Collier County, Florida, and the parties agree to the personal jurisdiction of such courts. If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any provision of this Agreement, the successful or prevailing party shall be entitled to recover from the other party the reasonable attorneys' fees, court costs and expenses, incurred in that action or proceeding, in addition to any other relief to which such party may be entitled.

5.7   <u>Counterparts</u>. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

5.8   <u>Captions</u>. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

IN WITNESS WHEREOF, each of the parties has executed this Agreement as of the day and year first above written.

TIB FINANCIAL CORP.

By: _____

Edward V. Lett
President and Chief Executive Officer

PURCHASERS:

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

Exhibit 99.3

TIB FINANCIAL CORP.
REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT, dated as of March 7, 2008 (the "Agreement"), is made by and among TIB Financial Corp. (the "Company") and the persons listed on the attached Schedule A to this Agreement.

RECITALS

WHEREAS, the Company proposes to sell shares of its Common Stock, $.10 par value (the "Common Stock"), and issue Common Stock Warrants ("Warrants"), subject to and pursuant to a Stock Purchase Agreement of even date (the "Purchase Agreement"), and it is a condition to the closing of such sale that this Agreement be executed and delivered by the parties hereto.

NOW, THEREFORE, the parties to this Agreement hereby agree as follows:

SECTION 1. CERTAIN DEFINITIONS.

As used in this Agreement, the following terms shall have the following meanings:

"*Acquisition*" means (a) a merger in which the Company is not the surviving entity or a sale by the Company or TIB Bank of all or substantially all of its assets, (b) the acquisition by any individual or group (other than the Company) of TIB Bank by means of a merger, consolidation or purchase of 80% or more of its outstanding shares, or (c) the acquisition by any individual or group of beneficial ownership of more than 50% of the outstanding shares of the Company. The term "group" and the concept of beneficial ownership shall have such meanings ascribed thereto, as set forth in the Exchange Act and the regulations and rules thereunder. For purposes of this Agreement, where an Acquisition results from a series of related transactions, the Acquisition shall be deemed to have occurred on the date of the consummation of the first such transaction.

"*Commission*" means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

"*Common Stock*" means the common stock of the Company.

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

"*Holder*" means any holder of Registrable Securities.

"*Prospectus*" means the prospectus included in any Registration Statement, as amended or supplemented, including post-effective amendments, and all material incorporated by reference into such prospectus.

"*Registration Expenses*" means all expenses incurred by the Company in registering any Registrable Securities under the Securities Act and registering and qualifying such Registrable Securities in any states or other jurisdictions, including, but not limited to, (1) all registration and filing fees (including with respect to filings required to be made with the NASD); (2) fees and expenses of compliance with securities or blue sky laws (including fees and disbursements of counsel for the underwriters or Holders in connection with all blue sky qualifications of the Registrable Securities); (3) printing (including expenses of printing certificates for the Registrable Securities in a form eligible for deposit with Depository Trust Company and of printing prospectuses), messenger, telephone and delivery expenses; (4) fees and disbursements of counsel for the Company, the underwriters and one counsel for the sellers of the Registrable Securities; (5) fees and disbursements of all independent certified public accountants of the Company (including the expenses of any special audit and "cold comfort" letters required by or incident to such performance); (6) fees and disbursements of underwriters (excluding discounts, commissions or fees of underwriters, selling brokers, dealer managers or similar securities industry professionals relating to the sale of the Registrable Securities or legal expenses of any person or entity other than the Company, the underwriters and Holders); (7) fees and expenses of other persons or entities retained by the Company; and (8) fees and expenses associated with any Financial Industry Regulatory Authority ("FINRA") filing required to be made in connection with the Registration Statement, including, if applicable, the fees and expenses of any "qualified independent underwriter" (and its counsel) that is required to be retained in accordance with the rules and regulations of FINRA.

"*Registration Statement*" means any registration statement of the Company that covers any Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, all amendments and supplements to such registration statement (including post-effective amendments) and all exhibits and material incorporated by reference in such registration statement.

"*Registrable Securities*" means, on any given date, the shares of Common Stock then outstanding which were issued pursuant to the Purchase Agreement and which are held by the Purchasers (as defined in the Purchase Agreement) and the Common Stock issuable upon the conversion or exercise of the Warrants then outstanding; provided, however, that Registrable Securities shall not include any shares of Common Stock that have been (i) registered under the Securities Act and disposed of in accordance with a Registration Statement, or (ii) distributed to the public pursuant Rule 144 under the Securities Act.

"*Securities Act*" means the Securities Act of 1933, as amended.

SECTION 2. REGISTRATION.

(a)   If at any time after the date of this Agreement and prior to the earlier of (i) the first anniversary of the exercise date of the last outstanding Warrant, or (ii) March 7, 2012, or (iii) the closing date of an Acquisition, the holders (the "Initiating Holders") of at least 50% of the then Registrable Securities request the Company to register all or part of their Registrable Securities, the Company shall (i) promptly give written notice of such proposed registration (a "Demand Registration") to all non-Initiating Holders of Registrable Securities, each of which shall have 30 days after delivery of such notice to request the Company to include all or part of his or its Registrable Securities in such registration, and (ii) use its reasonable best efforts to register as soon as practicable all Registrable Securities that Holders requested be included in such registration, provided that the Company shall have no such obligation to register any Registrable Securities within the first 90 days following the date of this Agreement. *Provided, however,* that if a Demand Registration is withdrawn by the Majority Initiating Holders as defined in Section 2(c) below because of a material adverse effect on the business, properties, prospects, assets, liabilities, or condition (financial or otherwise) of the Company not known to them at the time they requested such registration, such registration shall not constitute a Demand Registration for purposes of this Section 2. The holders of Warrants shall be entitled to include the Registrable Securities issuable upon the conversion or exercise of such Warrants in any Demand Registration, and the holders of such Warrants shall not be required to convert or exercise such securities prior to the closing of the sale of their Registrable Securities that are included in such registration.

(b)   Notwithstanding anything to the contrary in Section 2(a), the Company shall not be obligated to take any action to register any Registrable Securities pursuant to a request for a Demand Registration if (i) the number of Registrable Securities requested to be registered is less than 50% of the then Registrable Securities, or (ii) the request to register the Registrable Securities is made within 6 months of the effective date of another registration of Common Stock with respect to which the Holders had an opportunity to include their Registrable Securities.

(c)   If the Initiating Holders requesting any Demand Registration intend for the Registrable Securities being registered to be distributed pursuant to an underwriting (an "Underwritten Demand Registration"), they shall advise the Company of such fact as a part of their request for such registration and the Company shall include such information in the notice provided to all non-Initiating Holders of Registrable Securities pursuant to Section 2(a). In connection with an Underwritten Demand Registration, the Company shall enter into an underwriting agreement with the managing underwriter or underwriters (the "Underwriter") selected by Initiating Holders other than officers and directors of the Company (the "Majority Initiating Holders") holding a majority of the Registrable Securities that such holders requested be registered pursuant to such registration; *provided, however,* that the Underwriter so selected must be reasonably acceptable to the Company.

(d)   Notwithstanding anything to the contrary in Section 2, the right of any Holder to participate in an Underwritten Demand Registration shall be conditioned upon such Holder agreeing to (a) sell any of his or its Registrable Securities included in such registration on the basis provided in any underwriting arrangements approved by the Majority Initiating Holders, and (b) complete and execute all reasonable questionnaires, powers of attorney, indemnities, underwriting agreements, lock-up letters and other documents required under the terms of such underwriting arrangements.

(e)   If the Company agrees to comply with all provisions of Section 2 as if it were a non-initiating Holder, the number of shares of Common Stock requested by the Company shall be included in any Underwritten Demand Registration unless the Underwriter concludes, in its sole discretion, that including the Company in such registration would be inadvisable or inconsistent with the goals of such registration. In the event that the Company is included in an Underwritten Demand Registration and the number of shares of Common Stock requested by the Company to be included in such registration, when added to the number of Registrable Securities that officers and directors of the Company requested to be included in such registration, exceeds the number of Registrable Securities that all other holders thereof requested to be included in such registration, such registration shall not constitute a Demand Registration for purposes of Section 2.

(f)   If in connection with an Underwritten Demand Registration the Underwriter determines that market factors limit the number of Registrable Securities that can be underwritten, the Common Stock and Registrable Securities requested by the Company and its officers and directors requested to be included in the registration shall be reduced on a pro rata basis to the extent required. If additional Registrable Securities are required to be excluded from the Underwritten Demand Registration, the number of Registrable Securities of any holder thereof that can be included in such registration shall be equal to the product of (i) the maximum number of Registrable Securities that the Underwriter estimates can be underwritten in connection with such registration, and (ii) a fraction, the numerator of which shall equal the number of Registrable Securities that such holder thereof requested be included in such registration, and the denominator of which shall equal the total number of Registrable Securities that were requested to be included in such registration by all holders thereof other than officers and directors of the Company. If the number of Registrable Securities that any Holder requested to be included in an Underwritten Demand Registration is to be reduced as a result of market factors, the Company shall promptly notify such Holder of any such reduction and the number of Registrable Securities of such Holder that will be included in such registration. For the purposes of this Section 2(f), the term "Director" shall not include any Holder who is a director of the Company.

(g)   If in connection with an Underwritten Demand Registration any Holder disapproves of the terms of the underwriting, such Holder may elect to withdraw from such underwriting by delivering written notice to the Company, the Underwriter and the Initiating Holders at least 7 days prior to the effective date of the Registration Statement. Any Registrable Securities withdrawn from such underwriting shall also be withdrawn from such registration.

(h)   In the event of any Demand Registration, the Company shall exercise its reasonable best efforts to register and qualify the Registrable Securities covered by the Registration Statement in each jurisdiction reasonably requested by each Holder of Registrable Securities included in such registration.

(i)   Notwithstanding anything else contained in this Section 2, the Company's obligations under this Section 2 to use its reasonable best efforts to register as soon as practicable all Registrable Securities shall be suspended, at the option of the Company, for a total of not more than forty-five (45) days if the Company determines in good faith that an event has occurred or conditions exist that result or may result in a Registration Statement or Prospectus containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make the statements therein not misleading (a "Misstatement"). If the Company determines that a Registration Statement or Prospectus contains a Misstatement, the Company will use all reasonable efforts to cause the Registration Statement and the Prospectus to be amended or supplemented as soon as reasonably possible, so that any Misstatement that triggered the blackout period can be cured and the sale of the Registrable Securities continued as soon as reasonably possible.

(j)   Upon receipt of written notice from the Company that a Registration Statement or Prsopectus contains a Misstatement, each Holder of Registrable Securities shall forthwith discontinue disposition of Registrable Securities until the Holder has received copies of the supplemented or amended prospectus that corrects such Misstatement, or until such Holder is advised in writing by the Company that the use of the Prospectus may be resumed, and, if so directed by the Company, such Holder shall deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such Holder's possession, of the Prospectus covering such Registrable Securities current at the time of receipt of such notice.

Notwithstanding anything else contained in this Section 2, the rights granted to holders of Registrable Securities under this Section 2 may only be exercised one time by such holders (except as provided in Section 2(e) or Section 5) and shall terminate on the earlier of (i) the first anniversary of the exercise date of the last outstanding Warrant, or (ii) March 7, 2012, or (iii) the closing date of an Acquisition.

SECTION 3. PIGGYBACK REGISTRATION.

(a)   If the Company elects or is required to register any sale of the shares of any Common Stock, other than pursuant to Section 2 hereof or other than a Registration Statement filed on Form S-8 or Form S-4 (or any similar or successor forms issued by the Commission from time to time), the Company shall (i) promptly provide each Holder with written notice of such registration (a "Piggyback Registration"), which notice shall include a list of all jurisdictions in which the Company intends to register and qualify such Common Stock, and (ii) use its reasonable best efforts to include in such registration all the Registrable Securities requested to be included by any Holder within 30 days after notice of such registration is delivered to Holders. The holders of Warrants shall be entitled to include the Registrable Securities issuable upon the conversion or exercise of such Warrants in any Piggyback Registration, and the holders of such Warrants shall not be required to convert or exercise such securities prior to the closing of the sale of the Registrable Securities that are included in such registration.

(b)   If the Company intends for the Common Stock being registered pursuant to any Piggyback Registration to be distributed pursuant to an underwriting (an "Underwritten Piggyback Registration"), the notice provided by the Company to Holders pursuant to Section 3 (a) shall state that such registration will be underwritten.

(c)   Notwithstanding anything to the contrary in Section 3, the right of any Holder to participate in an Underwritten Piggyback Registration shall be conditioned upon such Holder agreeing to (a) sell all of its Registrable Securities included in such registration on the basis provided in any underwriting arrangements approved by the Company, and (b) complete and execute all reasonable questionnaires, powers of attorney, indemnities, underwriting agreements, lock-up letters and other documents required under the terms of such underwriting arrangements.

(d)   If in connection with any Underwritten Piggyback Registration the Underwriter determines that market factors limit the number of Registrable Securities that can be underwritten, the number of Registrable Securities of any Holder that can be included in such registration shall be equal to the product of (i) the maximum number of Registrable Securities that the Underwriter estimates can be underwritten in connection with such registration, and (ii) a fraction, the numerator of which shall equal the number of Registrable Securities that such Holder requested be included in such registration, and the denominator of which shall equal the total number of Registrable Securities that were requested to be included in such registration by all Holders. If the number of Registrable Securities that any Holder requested be included in an Underwritten Piggyback Registration is to be reduced as a result of market factors, the Company shall promptly notify such Holder of any such reduction and the number of Registrable Securities of such Holder that will be included in such registration.

(e)   If in connection with any Underwritten Piggyback Registration any Holder disapproves of the terms of the underwriting, such Holder may elect to withdraw from such underwriting by delivering written notice to the Company and the Underwriter at least 7 days prior to the effective date of the Registration Statement. Any Registrable Securities withdrawn from such underwriting shall also be withdrawn from such registration.

(f)   In connection with any Piggyback Registration, the Company shall exercise its best efforts to register and qualify the Registrable Securities included in such registration in each jurisdiction reasonably requested by each Holder of Registrable Securities included in such registration.

(g)   Notwithstanding anything else contained in this Section 3, the rights granted under this Section 3 shall terminate on the earlier of (i) the first anniversary of the exercise date of the last outstanding Warrant, or (ii) March 7, 2012, or (iii) the closing date of an Acquisition.

SECTION 4. REGISTRATION PROCEDURES.

The Company will keep each Holder of Registrable Securities that are included in any registration advised as to the initiation and completion of such registration. At its expense the Company shall: (a) use its reasonable best efforts to keep any such registration effective for a period of 30 days or until each Holder has completed its distribution of Registrable Securities covered by such registration, whichever occurs earlier; and (b) furnish the number of Prospectuses (including preliminary prospectuses) and other documents as any Holder participating in a registration may reasonably request from time to time.

SECTION 5. REGISTRATION EXPENSES.

Except to the extent otherwise provided in this Agreement, all Registration Expenses incurred in connection with the Demand Registrations and any Piggyback Registration shall be borne by the Company, whether or not a Registration Statement becomes effective.   All Registration Expenses incurred in connection with any other registration of Registrable Securities shall be borne by the Holders.

SECTION 6. INDEMNIFICATION.

(a)   The Company agrees to indemnify and hold harmless (i) each Holder and (ii) each person, if any, who controls (within the meaning of Section 15 of the Act or Section 20 of the Exchange Act) such Holder (any of the persons referred to in this clause (ii) being hereinafter referred to as a "controlling person") and (iii) the respective officers, directors, partners, employees, representatives and agents of any Holder or any controlling person (any person referred to in clause (i), (ii) or (iii) may hereinafter be referred to as an ("Indemnified Party"), to the fullest extent lawful, from and against any and all losses, claims, damages, liabilities, judgments, actions and expenses (including without limitation and as incurred, reimbursement of all reasonable costs of investigating, preparing, pursuing or defending any claim or action, or any investigation or proceeding by any governmental agency or body, commenced or threatened, including the reasonable fees and expenses of counsel to any Indemnified Party) directly or indirectly caused by, related to, based upon, arising out of or in connection with any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement (or any amendment or supplement thereto), or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or expenses are caused by an untrue statement or omission or alleged untrue statement or omission that is made in reliance upon and in conformity with information relating to any Holder that is furnished in writing to the Company by such Holder expressly for use in a Registration Statement.

In case any action or proceeding (including any governmental or regulatory investigation or proceeding) shall be brought or asserted against any of the Indemnified Parties with respect to which indemnity may be sought against the Company, such Indemnified Party (or the Indemnified Party controlled by such controlling person) shall promptly notify the Company in writing (provided, that the failure to give such notice shall not relieve the Company of its obligations pursuant to this Agreement). Such Indemnified Party shall have the right to employ its own counsel in any such action and the fees and expenses of such counsel shall be paid, as incurred, by the Company (regardless of whether it is ultimately determined that an Indemnified Party is not entitled to indemnification hereunder), *provided, however,* that the Company shall not, in connection with any one such action or proceeding or separate but substantially similar or related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) at any time for Indemnified Parties, which firm shall be designated by the Indemnified Parties. The Company shall be liable for any settlement of any such action or proceeding consented to by the Company, and the Company agrees to indemnify and hold harmless any Indemnified Party from and against any loss, claim, damage, liability or expense by reason of any settlement of any action consented to by the Company. The Company shall not, without the prior written consent of each Indemnified Party, settle or compromise or consent to the entry of judgment in or otherwise seek to terminate any pending or threatened action, claim, litigation or proceeding in respect of which indemnification or contribution may be sought under this Section 6 (whether or not any Indemnified Party is a party thereto), unless such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from all liability arising out of such action, claim, litigation or proceeding.

(b)   Each Holder agrees, severally and not jointly, to indemnify and hold harmless the Company, and its respective directors, officers, and any person controlling (within the meaning of Section 15 of the Act or Section 20 of the Exchange Act) the Company, and the respective officers, directors, partners, employees, representatives and agents of each such person, to the same extent as the foregoing indemnity from the Company to each of the Indemnified Parties, but only with respect to claims and actions based on information relating to such Holder furnished in writing by such Holder expressly for use in any Registration Statement. In case any action or proceeding shall be brought against the Company or its directors or officers or any such controlling person in respect of which indemnity may be sought against an Holder, such Holder shall have the rights and duties given the Company and the Company or its directors or officers or such controlling person shall have the rights and duties given to each Indemnified Party by the preceding paragraph.

(c)   If the indemnification provided for in this Section 6 is unavailable to an indemnified party under Section 6(a) or Section 6(b) (other than by reason of exceptions provided in those Sections) in respect of any losses, claims, damages, liabilities or expenses referred to therein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and the Holder on the other in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and of the Indemnified Party on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Holder and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in the second paragraph of Section 6(a), any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim.

The Company and each Holder agree that it would not be just and equitable if contribution pursuant to this Section 6(c) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 6(c), no Holder shall be required to contribute any amount in excess of the amount by which the total price at which such Holder's Registrable Securities were sold to the public. No person guilty of fraudulent misrepresentation (within the meaning of Section 11 (f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

SECTION 7. MISCELLANEOUS.

(a)   This Agreement constitutes the entire contract among the Company and the Holders relative to the subject matters hereof. Any previous agreement between the Company and the Holders concerning registration rights of Registrable Securities or the right to obtain information about the Company is superseded by this Agreement.

(b)   None of the provisions of this Agreement may be amended, modified or supplemented, and waivers or consents to departures from the provisions thereof may not be given, unless the Company has obtained the written consent of Holders holding a majority of the Registrable Securities (assuming for purposes hereof all Warrants have been converted into shares of Common Stock); *provided, however,* any such amendment, modification, supplement, waiver or consent which adversely affects the rights of the holders of Registrable Securities shall require the approval of Holders holding a majority of Registrable Securities; and *provided, further,* that a waiver or consent to departure from the provisions of this Agreement that relates exclusively to the rights of Holders whose Registrable Securities are being sold pursuant to a Registration Statement and that does not directly or indirectly adversely affect the rights of any other Holders may be given by the holders of a majority of the Registrable Securities being sold. Notwithstanding the foregoing, no Holder's rights under Section 6 may be adversely affected without the consent of such Holder.

(c)   This Agreement shall be governed by and construed in accordance with the internal laws of the State of Florida (without regard to the principles of conflicts of laws thereof).

(d)   The sole and exclusive venue for any action arising out of this Agreement shall be a state or federal court situated in Collier County, Florida, and the parties agree to the personal jurisdiction of such courts. If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any provision of this Agreement, the successful or prevailing party shall be entitled to recover from the other party reasonable attorneys' fees, court costs and expenses, incurred in that action or proceeding, in addition to any other relief to which such party may be entitled.

(d)   In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

(e)   Any notice required or permitted hereunder shall be given in writing and shall be (as elected by the person giving such notice) hand delivered by messenger or courier service, transmitted by fax, or mailed by registered or certified mail (postage prepaid), return receipt requested, addressed (i) if to the Company, as set forth below the Company's name on the signature page of this Agreement, and (ii) if to an Holder, at such Holder's address as set forth on the counterpart signature page to this Agreement, or at such other address as the Company or such Holder may designate by notice complying with the terms of this Section. Each such notice shall be deemed delivered (a) on the date delivered, if by messenger or courier service; (b) on the date of the confirmation of receipt, if by fax; and (c) either upon the date of receipt or refusal of delivery, if mailed.

(f)   The headings of the Sections of this Agreement are for convenience and shall not by themselves determine the interpretation of this Agreement.

(g)   The rights granted each Holder pursuant to this Agreement may only be assigned by such Holder to (a) an entity, a majority of the outstanding voting interests of which are owned by the Holder, (b) to individuals who would be encompassed within the definition of "members of a family" as to the Holder (as the term "members of family" is defined in Section 1361(c)(1)(B) of the Internal Revenue Code of 1986, as amended) or, (c) pursuant to the laws of descent and distribution or (d) the legal successor in interest by operation of law.

(h)   This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

TIB FINANCIAL CORP.

By:_____
Edward V. Lett
President and Chief Executive Officer

599 9th Street North, Suite 101
Naples, Florida 34102-5624

TIB FINANCIAL CORP.
Holders of Common Stock
Registration Rights Agreement - Common Stock

COUNTERPART SIGNATURE PAGES

Name of Shareholder:

Signature:

Print Name of Signatory:

Title of Signatory:

Address of Signatory:

Name of Shareholder:

Signature:

Print Name of Signatory:

Title of Signatory:

Address of Signatory:

Name of Shareholder:

Signature:

Print Name of Signatory:

Title of Signatory:

Address of Signatory:

Exhibit 99.4

RELATIONSHIP AGREEMENT

THIS RELATIONSHIP AGREEMENT (the "Agreement") is made and entered into as of the 7th day of March, 2008, by and among TIB Financial Corp., a Florida corporation (the "Company") and those individuals and entities who are parties to this Agreement by signing the signature page to this Agreement (collectively, the "Purchaser").

PREAMBLE

The Purchaser currently is the beneficial owner of _____ shares of Company Common Stock, which consists of _____ shares owned as of the date of this Agreement and _____ shares which are subject to a Common Stock Warrant (the "Warrant") granted to the Purchaser. These shares are referred to as the "Owned Shares." The Parties desire to enter into this Agreement to set forth their understanding regarding the acquisition by the Purchaser of additional shares of Company Common Stock over and above the Owned Shares.

In consideration of the above, and the mutual warranties, representations, covenants and agreements set forth herein, the Parties agree as follows:

ARTICLE ONE
DEFINITIONS

As used in this Agreement and any amendments hereto, the following terms shall have the following meanings respectively:

1.1   "1933 Act" shall mean the Securities Act of 1933, as amended, and "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

1.2   "Affiliate" shall have the meaning set forth in regulations of the Securities and Exchange Commission included in Rule 405 under the 1933 Act, or, if amended, then as amended and in effect at the time in question.

1.3   "Company Common Stock" shall mean the $.10 par value common stock of the Company and any security which is exchanged for such common stock in any transaction resulting from any recapitalization or any combination or merger or other transaction of the Company regardless of whether the Company is the surviving entity, if, immediately after consummation of such transaction, at least 66 2/3% of the shareholders of the resulting entity are shareholders who were shareholders of the Company prior to such transaction.

1.4   "Beneficial Owner" (and various derivations of such term such as "beneficially owns" and "beneficially owned") shall have the meaning set forth in the regulations of the Securities and Exchange Commission in Rule 13d-3 under the 1934 Act, or, if amended, then as amended and in effect at the time in question; provided, that for purposes of this Agreement, any option, warrant, right, conversion privilege or arrangement to purchase, acquire or vote Company Common Stock regardless of the time period during or at which it may be exercised and regardless of the consideration paid shall be deemed to give the holder thereof beneficial ownership of the Company Common Stock to which it relates, except to the extent that such option, warrant, right, privilege or arrangement is, by its terms, no longer exercisable or convertible into shares of Company Common Stock due to the expiration thereof. For purposes of determining the outstanding or percentage of outstanding Company Common Stock that may be owned for purposes of this Agreement, the beneficial ownership of a particular person or group shall be calculated and based upon the amount of (i) Company Common Stock that are issued and outstanding at the time in question and (ii) Company Common Stock not outstanding but which are subject to options, warrants, rights or conversion privileges as described in this Section and are owned by such person or group or combination of groups. Any Company Common Stock which are subject to options, warrants, rights or conversion privileges as described in this Section and are owned by a particular person or group or combination of groups shall not be deemed to be outstanding for the purpose of determining the percentage of outstanding Company Common Stock owned by any other person or group or combination of groups.

1.5   "Purchaser Group" shall mean: the Purchaser and any Affiliate of the Purchaser.

1.6   "Party" shall mean either the Company, on the one hand, or Purchaser, on the other hand, and "Parties" shall mean the Company and Purchaser.

ARTICLE TWO
REPRESENTATIONS AND WARRANTIES

2.1   Representations and Warranties of the Company. The Company hereby represents and warrants to Purchaser as follows:

(a)   Organization, Standing and Authority. The Company is a corporation in good standing under the laws of the State of Florida. The Company has corporate power and authority to execute and deliver this Agreement and, subject to the conditions set forth in this

Agreement, to perform its terms.

(b) Authority. The execution and delivery of this Agreement and the consummation of the transactions contemplated herein, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of the Company. This Agreement represents a valid and binding obligation of the Company.

2.2 Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to the Company as follows:

(a) Authority. The execution and delivery of this Agreement and the consummation of the transactions contemplated herein, have been duly and validly authorized by all necessary action in respect thereof on the part of the Purchaser. This Agreement represents a valid and binding obligation of the Purchaser..

(b) Ownership of Company Common Stock. As of the date of this Agreement, Purchaser beneficially owns the Owned Shares. As of the date of this Agreement no member of the Purchaser Group (i) except for the Warrant, has any right to acquire or vote, or to acquire the right to vote, any other Company Common Stock, whether pursuant to any outstanding warrant, option, right, call, or agreement or commitment of any character relating to Company Common Stock, or otherwise, or (ii) has any understanding which, if implemented, could lead to the acquisition or voting by any member of the Purchaser Group of any other Company Common Stock.

ARTICLE THREE
COVENANTS AND AGREEMENTS OF PURCHASER

Purchaser hereby covenants and agrees with the Company as follows:

3.1 Acquisition of Common Stock. No member of the Purchaser Group shall, directly or indirectly, acquire, or acquire beneficial ownership of, any additional Company Common Stock, other than pursuant to dividends or distributions of Company Common Stock made on or to Company Common Stock, if the effect of such acquisition, calculated at the time of acquisition, would cause the aggregate Company Common Stock then so beneficially owned by the Purchaser Group (including the Owned Shares) to be more than 9.9% of the outstanding shares of Company Common Stock. Notwithstanding the provision of this Section, no member of the Purchaser Group shall be obligated to dispose of any Company Common Stock if and to the extent the aggregate percentage ownership of the Purchaser Group is increased as a result of a recapitalization of the Company, or as a result of any options, warrants or other securities issued to all holders of Company Common Stock, or as a result of any repurchase or redemption of shares of Company Common Stock by the Company.

3.2 General Support. From the date of this Agreement until such date as Purchaser no longer is a Beneficial Owner of any Company Common Stock, no member of the Purchaser Group shall, directly or indirectly: (i) initiate the solicitation of proxies with respect to any Company Common Stock; (ii) solicit proxies or “become a participant” in a “solicitation” (as such terms are defined in Regulation 14A under the 1934 Act) with respect to any Company Common Stock in opposition to the recommendation of the Board of Directors with respect to any matter; (iii) initiate a tender offer to acquire any Company Common Stock; (iv) initiate or institute any legal, regulatory or administrative actions or proceedings in any court of competent jurisdiction or appropriate regulatory or administrative body or agency with respect to Company, except with respect to the enforcement of this Agreement; or (v) make any public statements which are materially inconsistent with the positions taken by the Board of Directors while there is pending a “solicitation” (as such terms are defined in Regulation 14A under the 1934 Act) with respect to any Company Common Stock in opposition to the recommendation of the Board of Directors with respect to any matter or while there is pending any announcement by a party of an intention to initiate, or the initiation, of a tender offer to acquire any Company Common Stock. The parties understand and agree that the provisions of Section 3.2(iv) shall not preclude any Purchaser from instituting any legal action or proceeding in any court of competent jurisdiction (i) to enforce the Purchaser’s rights as a shareholder or Warrantholder, including the Purchaser’s rights under that certain Registration Rights Agreement of even date between the Company and the Purchaser, (ii) arising out of ordinary banking transactions between any subsidiary bank of TIB and the Purchaser, (iii) brought by the Purchaser in a fiduciary capacity on behalf of other Purchasers or other entities holding shares of Company Common Stock, or (iv) brought by the Purchaser in a fiduciary capacity as a director of the Company. The parties understand and agree that the provisions of Section 3.2(v) shall not apply to any public statements made by a Purchaser following consultation with legal counsel for such Purchaser that such statements are consistent with such Purchaser’s fiduciary duties under law. The provisions of this Section 3.2 shall not be applicable during those periods prior to the termination of this Agreement at such times when the beneficial ownership of shares of Company Common Stock by the Purchaser Group is less than 5% of the outstanding shares of Company Common Stock .

ARTICLE FOUR
ADDITIONAL AGREEMENTS

4.1 Further Assurances. From time to time after the execution of this Agreement, as and when requested by the Company, the Parties shall take or cause to be taken such further or other action as shall be necessary to carry out the purposes of this Agreement.

ARTICLE FIVE
TERM OF AGREEMENT

5.1 Termination. This Agreement may be terminated:

(a) by the mutual written agreement of all of the Parties;

(b) by Purchaser or by the Company if the other Party fails to observe its obligations under this Agreement in any

material respect; or

(c)   by Purchaser upon the closing date of an Acquisition. For purposes of this Agreement, the term "Acquisition" shall mean (a) a merger in which the Company is not the surviving entity or a sale by the Company or TIB Bank of all or substantially all of its assets, (b) the acquisition by any individual or group (other than the Company) of TIB Bank by means of a merger, consolidation or purchase of 80% or more of its outstanding shares, or (c) the acquisition by any individual or group of beneficial ownership of more than 50% of the outstanding shares of the Company. The term "group" and the concept of beneficial ownership shall have such meanings ascribed thereto, as set forth in the Securities Exchange Act of 1934 and the regulations and rules thereunder. For purposes of this Agreement, where an Acquisition results from a series of related transactions, the Acquisition shall be deemed to have occurred on the date of the consummation of the first such transaction.

5.2   Survival of Covenants. If this Agreement terminates pursuant to Section 5.1 of this Agreement, from and after the date of such termination, none of the Parties shall have any continuing liability or obligation to perform any of their covenants or agreements pursuant to this Agreement.

5.3   Remedies. The Parties recognize and hereby acknowledge that it may be difficult to accurately measure the amount of damages that would result to a Party by reason of a failure of any of the other Parties to perform any of the obligations imposed on it by this Agreement. The Parties accordingly agree that each such Party who has not elected to terminate this Agreement shall be entitled to an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, in addition to any other remedies to which such Party may be entitled at law or in equity in accordance with this Agreement.


ARTICLE SIX
MISCELLANEOUS


6.1   Notices. Any notices or other communications required or permitted under this Agreement shall be effective only if it is in writing and delivered personally, by facsimile transmission, or by registered or certified mail, postage prepaid, addressed as follows:

Company:	TIB Financial Corp.
	599 9th Street North, Suite 101
	Naples, FL 34102-5624
	Attention: Edward V. Lett
	President and Chief Executive Officer
Purchasers:	to such addresses as are on the stock record books of TIB, or such other address as the Purchasers provide through written notice to TIB

or such other address as shall be furnished in writing by any of the Parties. Any such notice or communication shall be deemed to have been given as of the date so personally delivered or, if mailed, upon the date received.

6.2   Amendments. This Agreement may be amended by a subsequent writing signed by all of the Parties upon the approval of each of the Parties.

6.3   Counterparts. This Agreement may be executed in one or more counterparts all of which shall be one and the same Agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to each of the other Parties.

6.4   Headings. The headings in this Agreement are for convenience only and shall not affect the construction or interpretation of this Agreement.

6.5   Successors and Assigns. All terms and conditions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by heirs or devisees to Purchaser and by any successor to the Company that does not cause this Agreement to be terminated pursuant to the terms of Section 5.1 of this Agreement; provided, however, that, notwithstanding anything herein to the contrary, Purchaser and any other member of the Purchaser Group may in any event sell, transfer or otherwise dispose of Company Common Stock owned by them to third parties who are not members of the Purchaser Group and upon such disposition the obligations of this Agreement shall remain applicable to Purchaser but such third parties shall receive such securities free of any obligations and restrictions contained in this Agreement. Except as otherwise provided in this Section 6.5, any assignment of the rights and obligations of the Parties under this Agreement shall be effective upon a written agreement signed by all the Parties.

6.6   Enforceability. In the event any term or provision of this Agreement is deemed to be invalid or unenforceable, this entire Agreement shall be deemed to be invalid or unenforceable and be of no further force and effect.

6.7   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, except to the extent that the laws of the United States apply.

6.8   Venue. The sole and exclusive venue for any action arising out of this Agreement shall be a state or federal court situated in Collier County, Florida, and the parties agree to the personal jurisdiction of such courts. If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any provision of this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys' fees, court costs and expenses, incurred in that action or proceeding, in addition to any other relief to which such party may be entitled.

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed and delivered as of the date above written.

TIB FINANCIAL CORP.

By: _____
Its: _____

PURCHASER:

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

Exhibit 99.5

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE ACT OR, IN THE OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO TIB FINANCIAL CORP., SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE THEREWITH.

COMMON STOCK WARRANT
of
TIB FINANCIAL CORP.

THIS WARRANT IS DATED MARCH 7, 2008 AND CERTIFIES THAT ____________________ (the "Warrantholder") is entitled to subscribe for and purchase from TIB Financial Corp., a Florida corporation (the "Company"), at any time or from time to time from the date hereof to the earlier of (i) March 7, 2011, and (ii) the closing date of an Acquisition (as hereinafter defined), __________ shares of Common Stock (the "Shares"), such number of shares being subject to adjustment upon the occurrence of the contingencies set forth in this Warrant.

The price per share payable upon the exercise of this Warrant (such price or such other prices as may result from the adjustment specified herein being referred to herein as the "Warrant Price") shall be an amount per share equal to $8.40, such amount being subject to adjustment upon the occurrence of the contingencies set forth in this Warrant. The Warrant Price shall be payable by cash or cashier's check.

1. Exercise of Warrant. This Warrant may be exercised, in whole or in part, at any time on or before the earlier of (i) March 7, 2011, or (ii) the closing date of an Acquisition by the surrender of this Warrant (with the Notice of Exercise in the form attached hereto as Exhibit A duly executed) at the principal office of the Company and through payment to the Company of the Warrant Price multiplied by the number of Shares then being purchased. In the event of any exercise of the rights represented by this Warrant, certificates for the shares of stock so purchased shall be delivered to the holder hereof within a reasonable time and, unless this Warrant has been fully exercised or expired, a new Warrant representing the portion of the shares, if any, with respect to which this Warrant shall not then have been exercised shall also be issued to the holder hereof within such reasonable time. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. With respect to any fraction of a share called for upon the exercise of this Warrant, an amount equal to such fraction multiplied by the Warrant Price at which each share may be purchased hereunder shall be paid in cash to the holder of this Warrant.

For purposes of this Warrant, the term "Acquisition" shall mean (a) a merger in which the Company is not the surviving entity or a sale by the Company or TIB Bank of all or substantially all of its assets, (b) the acquisition by any individual or group (other than the Company) of TIB Bank by means of a merger, consolidation or purchase of 80% or more of its outstanding shares, or (c) the acquisition by any individual or group of beneficial ownership of more than 50% of the outstanding shares of the Company. The term "group" and the concept of beneficial ownership shall have such meanings ascribed thereto, as set forth in the Exchange Act and the regulations and rules thereunder. For purposes of this Warrant, where an Acquisition results from a series of related transactions, the Acquisition shall be deemed to have occurred on the date of the consummation of the first such transaction.

2. Stock Fully Paid; Reservation of Shares. All Shares which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be fully paid and nonassessable, and free from all preemptive rights, rights of first refusal, taxes, liens and charges with respect to the issue thereof. During the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized, and reserved for the purpose of the issue upon exercise of the purchase rights evidenced by this Warrant, a sufficient number of shares of its Common Stock to provide for the exercise of the rights represented by this Warrant.

3. Limitation on Transfer and Exercise. This Warrant may not be transferred by the holder thereof except (a) to an entity, a majority of the outstanding voting interests of which are at all times owned by the Warrantholder, (b) to individuals who would be encompassed within the definition of "members of a family" as to the Warrantholder (as the term "members of family" is defined in Section 1361(c)(1)(B) of the Internal Revenue Code of 1986, as amended) (c) pursuant to the laws of descent and distribution or (d) the legal successor in interest by operation of law.

4. Rights, Preferences, Privileges and Restrictions of Common Stock. The Shares of Common Stock shall have the rights, preferences, privileges and restrictions set forth in the Company's Restated Articles of Incorporation (the "Articles"), as such Articles may be amended from time to time in accordance with their provisions. In the event of a stock split, stock dividend, recapitalization or other similar transaction which impacts the outstanding Common Stock, the number of Shares and the Warrant Price shall be adjusted to give effect to such event.

5. Adjustment of Shares and Warrant Price. In the event of any change in the outstanding shares of Common Stock subsequent to the date of this Warrant by reason of any reorganization, recapitalization, stock split, stock dividend, combination of shares, the number of Shares that may be purchased pursuant to this Warrant, and the Warrant Price, will be appropriately adjusted by the Board of Directors of the Company.

6.	Notices.

(a)	Upon any adjustment of the Warrant Price and increase or decrease in the number of Shares purchasable upon the exercise of this Warrant, then, and in each such case, the Company, within thirty (30) days thereafter, shall give written notice thereof to the Warrantholder at the address of such holder as shown on the books of the Company, which notice shall state the Warrant Price as adjusted and the increased or decreased number of Shares purchasable upon the exercise of this Warrant, setting forth in reasonable detail the method of calculation of each.

(b)	In the event that the Company shall propose at any time to close an Acquisition, the Company shall send to the Warrantholder at least twenty (20) days prior to such Acquisition written notice of the date when the same shall take place. Each such written notice shall be given by first class mail, postage prepaid, addressed to the Warrantholder at the address as shown on the books of the Company for the Warrantholder. In such event, the Warrantholder shall be entitled to condition any exercise of the Warrant upon the consummation of the Acquisition, and the exercise price may be paid contemporaneously with the closing of the Acquisition.

7.	Miscellaneous.

(a)	The terms of this Warrant shall be binding and shall inure to the benefit of any successors or assigns of the Company and of the Warrantholder.

(b)	The Warrantholder shall not be entitled to vote or receive dividends or be deemed to be a shareholder of the Company with respect to any Shares as to which the Warrant remains unexercised (the "Non-Purchased Shares"), nor shall anything contained in this Warrant be construed to confer upon the Warrantholder, as such, any rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action, receive notice of meetings, receive dividends or subscription rights, or otherwise with respect to the Non-Purchased Shares.

(c)	Receipt of this Warrant by the Warrantholder shall constitute acceptance of and agreement to the foregoing terms and conditions.

(d)	The Company will not, by amendment of its Articles or through any other means, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate in order to protect the rights of the holder of this Warrant against impairment.

(e)	Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction, upon delivery by the Warrantholder of an indemnity agreement or, at the Company's election, an indemnity bond reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, upon surrender and cancellation of such Warrant, the Company at its expense will execute and deliver, in lieu thereof, a new Warrant of like date and tenor.

(f)	This Warrant shall be governed by the laws of the State of Florida.

(g)	The sole and exclusive venue for any action arising out of this Agreement shall be a state or federal court situated in Collier County, Florida, and the parties agree to the personal jurisdiction of such courts. If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any provision of this Agreement, the successful or prevailing party shall be entitled to recover from the other reasonable attorneys' fees, court costs and expenses, incurred in that action or proceeding, in addition to any other relief to which such party may be entitled.

	IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its duly authorized officer.

	TIB FINANCIAL CORP.

Dated: March 7, 2008	By: _____
	Edward V. Lett
	President and Chief Executive Officer

EXHIBIT A

NOTICE OF EXERCISE

[To be signed upon exercise of Warrant]

The undersigned holder of the Warrant, hereby irrevocably elects to exercise the purchase rights represented by such Warrant for, and to purchase thereunder, _____ shares of Common Stock, of TIB Financial Corp., and herewith makes payment of $_____ therefor for each share of Common Stock being purchased pursuant to this Notice of Exercise, and requests that the certificates for such shares be issued in the name of, and delivered to the undersigned at the address below.

Dated: _____

_____
(Signature)

_____
(Name)

_____
(Address)